Frederic Dorwart, Lawyers PLLC

Attorneys at Law

Old City Hall	Telephone (918) 583-9928
124 East Fourth Street	Facsimile (918) 584-2729
Tulsa, Oklahoma 74103

MEMORANDUM

date:	December 14, 2018

subject:	Responses to Comments from SEC regarding the Cavanal Hill Funds’ (“CHF,” the “Funds” or, individually, a “Fund”)
•	Post-Effective Registration Statement filed October 20, 2018

from:	Amy E. Newsome Frederic Dorwart, Lawyers, Fund Counsel

to:	Kim Browning, Securities Exchange Commission (“SEC”)

cc:	Cheryl Briggs, Jim Huntzinger, Brian Henderson, Bill King

The following additional questions, provided telephonically on December 11, 2018 by Ms. Kimerly Browning (the “SEC Reviewer”), are related to comments initially provided on November 20, 2018. Please see CHF’s additional responses and let us know if you have any further questions.

Follow-up to Comment #3: The initial comment was not intended to be limited to those funds where a security is down-graded. The SEC Reviewer would like each of the Funds to ensure that it “explains in general terms how the Fund’s adviser decides which securities to buy and sell.”

Response: Each of the Funds reviewed its Principal Investment Strategy and enhanced, where necessary, its description of buy and sell decisions. The disclosure proposed in the prior Response, when the Comment was understood to be limited to down-grade situations, will not be made.

Follow-up to Comment #9: The SEC Reviewer has requested a more explicit statement regarding speculative investments, noting such investments would be required to include a “junk bond” risk.

Response: A bond is considered speculative if it is not “investment grade.” A bond is considered “investment grade” if its credit rating is BBB- or higher by Standard & Poor’s or Baa3 or higher by Moody’s. High Yield Securities, commonly known as “junk bonds,” carry a credit rating of BB or lower by Standard & Poor’s or Ba or below by Moody’s. Junk bonds are regarded as being speculative.

The Limited Duration Fund, Moderate Duration Fund, Bond Fund and Ultra Short Tax-Free Income Fund do not invest in securities rated below “investment grade” at the time of purchase. As such, they are not making speculative investments that would require the addition of a “junk bond” risk.

The Strategic Enhanced Yield Fund, the Opportunistic Fund and the World Energy Fund do invest in securities rated below “investment grade” and each includes appropriate “junk bond” disclosure in its Principal Investment Strategy and as a Principal Risk.

Follow-up to Comment #19: The Principal Investment Strategy includes “private placements” but the response does not specify what that might include (e.g., hedge funds, 3c1 or 3c7 funds, REITS). Specific investments need to be described.

Response: While the Fund has invested in private corporate bond securities and private mortgage backed securities and anticipates that it will continue to evaluate private placement investment opportunities (including REITS, hedge funds, 3c1 or 3c7 funds), its recent exposure to private placements is limited (apx. 3%). As such, the Fund believes it is appropriate to remove “private placements” from its Principal Investment Strategy at this time and will not be adding the “Private Placement Risk” mentioned in the prior Response.

Follow-up to Comment #21: Please specifically state in the Opportunistic Fund’s Principal Investment Strategy that the Fund invests in “junk bonds.”

Response: The relevant portion of the Fund’s Principal Investment Strategy has been revised as follows:

The Fund may invest in fixed income securities of any credit quality, including fixed income securities that are not rated or rated below investment grade by a nationally recognized statistical rating organization (commonly known as “junk bonds”).

If you have any questions or additional comments, please call me at the number set forth above.

        /s/ Amy Newsome